Exhibit 99.1

February 10, 2011

Mr. Gary A. Grove

Executive VP – Engineering & Planning

Bonanza Creek Energy, Inc.

4900 California Avenue, Suite 350B

Bakersfield, CA  93390

Re:	Evaluation Summary
Bonanza Creek Energy, Inc. Interests
Proved Reserves
Various States
As of January 1, 2011

Dear Mr. Grove:

As requested, we are submitting our estimates of proved reserves and our forecasts of the resulting economics attributable to the captioned interests.  It is our understanding that the proved reserves estimates in this report constitute 100 percent of all proved hydrocarbon reserves owned by Bonanza Creek Energy, Inc. (“Bonanza Creek”).

Composite reserve estimates and economic forecasts for the proved reserves are presented in the attached tables and are summarized below:

			Proved
		Proved	Developed
		Developed	Non-	Proved	Total
		Producing	Producing	Undeveloped	Proved
Net Reserves
Oil/Condensate	- Mbbl	4,840.4	2,594.1	11,166.9	18,601.4
Gas	- MMcf	12,699.1	7,375.0	42,810.0	62,884.1
NGL	- Mbbl	520.7	224.4	3,032.7	3,777.8
Revenue
Oil/Condensate	- M$	359,228.2	191,429.1	843,119.9	1,393,777.0
Gas	- M$	63,056.5	37,612.1	201,686.1	302,354.7
NGL	- M$	27,298.0	11,762.3	158,985.1	198,045.4
Severance and
Ad Valorem Taxes	- M$	23,498.6	13,693.9	54,453.4	91,645.8
Operating Expenses	- M$	157,614.9	43,756.2	279,536.3	480,907.6
Investments	- M$	1,597.0	23,268.4	326,526.1	351,391.5
Operating Income (BFIT)	- M$	266,872.2	160,085.1	543,275.4	970,232.8
Discounted at 10.0%	- M$	156,717.8	80,643.4	224,223.0	461,584.1

The discounted value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.

The detailed forecasts of reserves and economics are presented in the attached tables.  Tables I-Proved, I-PDP, I-PDNP and I-PUD are summaries of the reserves and associated economics by reserve category.  Under tabs by reserve category, these tables are then presented along with corresponding Table II’s, which are summaries of the ultimate recovery, gross and net reserves, ownership, revenue, expenses, investments, net income and discounted cash flows for the individual wells in each Table I.  These tables are sorted by region, then area and then lease/well name.  Page 1 of the Appendix explains the type of data in these tables.  The methods employed in estimating reserves are described in page 2 of the Appendix.

Annual average hydrocarbon prices for 2010 were utilized for the evaluation.  The averages were calculated using the first-day-of-the-month prices for each month.  The resulting hydrocarbon pricing of $4.376 per MMBtu of gas and $79.43 per barrel of oil/condensate was applied without escalation.  Adjustments to these prices for basis differentials, hydrocarbon quality, and transportation/processing/gathering fees were supplied by Bonanza Creek and applied by producing area.  Deductions were applied to the net gas volumes for fuel and shrinkage.

Operating expenses were supplied by Bonanza Creek and were accepted as furnished.  The expenses were based on historical costs over the past six months to one year.  Severance and ad valorem rates were specified by state/county.  Neither expenses nor investments were escalated.  The cost of plugging and the salvage value of equipment have not been considered.

The proved reserve classifications conform to criteria of the Securities and Exchange Commission as defined in pages 3-4 of the Appendix.  The estimates of reserves have been prepared in accordance with the definitions and disclosure guidelines set forth in the U.S. Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register.  The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date except as noted herein.  The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered.  All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions.  It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

The reserve estimates were based on interpretations of factual data furnished by Bonanza Creek.  We have used all methods and procedures as we considered necessary under the circumstances to prepare the report.  Ownership interests were supplied by Bonanza Creek and were accepted as furnished.  To some extent, information from public records has been used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications.  Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.  An on-site inspection of these properties has not been made nor have the wells been tested by Cawley, Gillespie & Associates, Inc.

This report was prepared for the exclusive use of Bonanza Creek Energy, Inc.  Third parties should not rely on it without the written consent of the above and Cawley, Gillespie & Associates, Inc.  Our work-papers and related data are available for inspection and review by authorized parties.

Respectfully submitted,

CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm F-693

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